SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2001

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

CONTENTS

Page
TABLE OF CONTENTS	1
CERTIFIED PUBLIC ACCOUNTANT’S REPORT	4
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	5
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	6
NOTES TO FINANCIAL STATEMENTS	7-13
SCHEDULES	14-17
SIGNATURE PAGE	18
CONSENT OF INDEPENDENT ACCOUNTANTS	19

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

FINANCIAL STATEMENTS

Years Ended June 30, 2001 and 2000

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

FINANCIAL STATEMENTS

Years Ended June 30, 2001 and 2000

Report of Independent Auditors	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
Supplemental Schedules:
Form 5500, Schedule H, Line 4i — Schedule of Assets Held for Investment Purposes at End of Year	15
Form 5500, Schedule H, Line 4d — Schedule of Non-exempt Transactions	16
Form 5500, Schedule H, Line 4j — Schedule of Reportable Transactions	17

NOTE: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Employees Investment Plan

We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) as of June 30, 2001 and 2000 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, non-exempt transactions and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fort Worth, Texas
December 18, 2001

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2001	2000

Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual Funds	$1,370,310	$—
Tandy Brands Accessories, Inc. common stock	5,034,021	7,345,753
Participants’ Loans	19,610	—

	6,423,941	7,345,753
Receivables:
Employee contributions	73,057	39,186
Employer contributions	53,901	201,918

	126,958	241,104
Cash and cash equivalents	25,605	172

Total assets	6,576,504	7,587,029
Liabilities
Accounts payable — Merrill Lynch Trust Company	—	26,615
Excess contributions payable	4,006	296,936

	4,006	323,551

Net assets available for benefits	$6,572,498	$7,263,478

See accompanying notes.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEE INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended June 30,
	2001	2000

Additions to net assets:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(2,576,814)	$(8,744,667)
Interest and dividends	94,163	2,493

	(2,482,651)	(8,742,174)
Contributions:
Employee contributions	1,003,793	565,764
Employer contributions	709,069	1,008,494
Rollover contributions	360,462	—

	2,073,324	1,574,258

Total Additions	(409,327)	(7,167,916)
Deductions from net assets:
Benefit distributions	277,647	237,815
Interest expense	—	44,163
Contribution refunds	4,006	296,936

Total deductions to net assets	281,653	578,914

Net decrease	(690,980)	(7,746,830)
Net assets available for benefits at beginning of year	7,263,478	15,010,308

Net assets available for benefits at end of year	$6,572,498	$7,263,478

See accompanying notes.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

June 30, 2001

A.     Description of Plan

The following description of the Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Tandy Brands Accessories, Inc. (the “Company”) established the Plan effective as of January 1, 1991, as amended and restated effective July 1, 2000. The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service, of not less than 1,000 hours per year. The Plan is subject to Titles I and II of the Employees Retirement Income Security Act of 1974 (“ERISA”) relating to the protection of employee benefit rights and amendments to the Internal Revenue Code (“IRC”), respectively, but is not subject to Title IV, relating to plan termination insurance coverage, such insurance will not be extended to participants in the Plan in the future.

Contributions

Company contributions are discretionary based on eligible participants salary deferrals. The Plan provides for the Company to match participant contributions of 100% of the first 5% of the participant’s pretax annual compensation as determined annually by the Company’s Board of Directors. Each participant may contribute during the Plan year from 1% to 10% of their compensation on a before tax basis, subject to Internal Revenue Service limitations.

A participant is generally not subject to federal income tax on their deferrals, Company contributions or earnings thereon in the Plan, until withdrawal from the Plan.

Participant Accounts

The Plan adopted daily valuation as the method of valuing participant accounts. Each participant’s account is credited with the participant’s contributions and the allocation of the Company’s contributions and actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A.     Description of Plan — continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan. Generally, a participant is 100% vested upon completing three years of credited service.

Vesting
Years of Service	Percentage

Less than 1	0%
1	33%
2	67%
3	100%

A participant will be fully vested in all of his accounts under the Plan (including those accounts attributable to the adopting employer’s contributions) upon reaching the Plan’s normal retirement age (age 65), his disability or death.

Forfeited Accounts

Forfeited balances of terminated participants non-vested accounts are used (1) restore the accounts of rehired participants who are reemployed prior to incurring five-consecutive breaks in service and who are eligible for such restoration, as defined in the Plan and (2) to reduce future Company contributions. Approximately $2,200 of forfeitures were available and unused at June 30, 2001.

Investment Options

Effective July 1, 2000 the Plan was amended to allow participant directed investment options. Prior Plan contributions are to remain invested in Company Stock of Tandy Brands Accessories, Inc. A participant may direct eligible employee contributions and employer-matching contributions to any of the following investment options:

AIM Value Fund — seeks long-term growth of capital; income is secondary. This fund invests in equities.

Alliance Premier Growth — seeks long-term growth of capital. The fund normally invests at least 85% of assets in U.S. equities, including common stocks, convertibles, and warrants.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A.     Description of Plan — continued

Investment options — continued

Calvert Income Fund — seeks income. The fund normally invests at least 80% of assets in corporate and other fixed-income debt; it invests at least 65% in debt rated BBB or better.

Morgan Stanley Dean Witter American Opportunities Fund — seeks long-term capital growth consistent with low volatility. The fund normally invests at least 65% of assets in common stock.

Morgan Stanley Dean Witter Information Fund — seeks long-term capital appreciation. The fund normally invests at least 65% of assets in common stocks and convertibles issued by U.S. and foreign companies involved in the communication and information industry.

Morgan Stanley Dean Witter S&P 500 Index Fund — seeks investment results that correspond to the performance of the S&P 500. The fund normally invests at least 80% of assets in common stocks included in the S&P index.

Morgan Stanley Dean Witter U.S. Government Securities Trust — seeks current income consistent with capital preservation. The fund invests in obligations issued or guaranteed by the U.S. government or its instrumentalities.

Oppenheimer Quest Balanced Value Fund — seeks growth of capital and income. The fund invests primarily in dividend-paying common stocks that management considers undervalued; it may also purchase preferred stocks, convertible securities, and debt securities.

Pilgrim International Value Fund — seeks long-term capital appreciation. The fund invests at least 65% of assets in equity securities of companies located in at least three foreign countries.

Van Kampen Aggressive Growth Fund — seeks capital growth. The fund normally invests at least 65% of assets in equities issued by small and medium capitalization companies.

Van Kampen Emerging Growth Fund — seeks capital appreciation. The fund normally invests at least 65% of assets in common stocks of small- and mid-size companies in the early stages of their life cycle.

Tandy Brands Accessories, Inc. — invested solely in the common stock of Tandy Brands Accessories, Inc. (NasdaqNM: TBAC)

Payment of Benefits

On termination of service due to death or retirement, or in instances of disability, financial hardship or attainment of age 59 1/2, a participant may elect to receive (a) lump-sum payment in cash, (b) monthly installments over any designated period of years, not to exceed ten years, or (c) a combination of lump-sum payment in cash and Company stock.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A.     Description of Plan — continued

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to 5 years (or longer for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator.

B.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. These investments are subject to market or credit risks customarily associated with equity investments. The investments in pooled separate accounts are subject to market or credit risks customarily associated with debt and equity investments. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C.     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 28, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

D.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

E.     Administration of Plan Assets

Contributions are held and managed by the trustee, which invests cash received, interest income and makes distributions to participants.

Certain administrative functions are performed by officers and employees of the Company with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

F.     Non-Participant Directed Investments

Prior to July 1, 2000, all Plan investments were invested in the Company’s common stock and thus were non-participant directed. Upon conversion to the new Plan, participants have several investment options to choose from, including the direction of the Company’s matching contributions. During the years ended June 30, 2001 and 2000, the Plan’s non-participant directed investments (including investments bought, sold, as well as held during the year) had realized and unrealized losses of $2,135,334 and $8,744,667, respectively.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

F.     Non-Participant Directed Investments — continued

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2001	2000

Non-participant directed:
**Tandy Brands Accessories, Inc. Common Stock (886,845 and 957,458 shares, respectively)	$5,001,981	$7,345,753
Participant directed:
Tandy Brands Accessories, Inc. Common Stock (5,695 shares)	32,040	—

Total	$5,034,021	$7,345,753

**	All employee salary deferrals prior to the restatement of the Plan effective July 1, 2000, which allows participant directed funds, are required per Plan documents, to remain invested in Company Stock.

G.     Benefits Payable

No amount was included in net assets available for benefits at June 30, 2001 and 2000 for participants who had elected to withdraw from the Plan but had not been paid.

H.     Contribution Refunds

For the years ended June 30, 2001 and 2000, the excess contribution refunds were $4,006 and $296,936, respectively. The Plan’s sponsor paid all taxes related to these refunds.

I.     Related Party

The Plan invests in shares of mutual funds managed by Morgan Stanley Dean Witter (“MSDW”). MSDW acts as trustee for only those investments as defined by the Plan. The Plan also invests in company stock. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

J.     Plan Amendments

2001:

On August 14, 2001, the Plan’s sponsor approved amendments to the Plan effective September 28, 2001. Participants will no longer be allowed to borrow against their account, and participants will not be allowed to convert Prior Plan Employee Contributions invested solely in Company Stock.

2000:

On February 3, 2000, the Plan’s sponsor approved amendments to the Plan effective July 1, 2000. MSDW will replace Merrill Lynch as trustee and the 401(k) feature will be activated with increased investment options available to the participants.

K.     Subsequent Events

Effective October 2001, the Plan sponsor removed MSDW as trustee, custodian and record keeper and appointed ADP as record keeper and State Street Bank as custodian and trustee of the Plan.

L.     Concentration

Approximately seventy-seven percent of the Plan’s assets are invested in common stock of the Company.

SUPPLEMENTAL SCHEDULES

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEE INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES AT END OF YEAR

JUNE 30, 2001

     EIN: 75-2349915
     Plan: 001

		(c) Description		(e) Current
(a)	(b) Identity of Issue	of Investments	(d) Cost	Value

*	Tandy Brands Accessories, Inc	Common Stock (Non-Participant Directed)	$5,908,293	$5,001,981
*	Tandy Brands Accessories, Inc	Common Stock (Participant Directed)	—	32,040
	AIM	Value Fund	—	182,707
	Alliance	Premier Growth Fund	—	139,485
	Calvert	Income Fund	—	58,737
*	Morgan Stanley Dean Witter	American Opportunities Fund	—	154,336
*	Morgan Stanley Dean Witter	Information Fund	—	105,397
*	Morgan Stanley Dean Witter	S & P Index Fund	—	108,808
*	Morgan Stanley Dean Witter	U.S. Government Securities Trust	—	37,316
	Oppenheimer	Quest Balanced Value Fund	—	126,858
	Pilgrim	International Value Fund	—	102,804
	Van Kampen	Aggressive Growth Fund	—	156,485
	Van Kampen	Emerging Growth Fund	—	197,377
	Participant Loans	Due 1 - 5 yrs.; 9% - 10.5%	—	19,610

				$6,423,941

*	Indicates a party-in-interest to the Plan.

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEE INVESTMENT PLAN

Form 5500, Schedule H, Line 4d — Schedule of Nonexempt Transactions

Year Ended June 30, 2001

EIN: 75-2349915
Plan: 001

		(c) Description				(j) Net Gain
	(b) Relationship	of	(f) Expenses	(g) Cost of	(h) Current	(Loss) on Each
(a) Identity of Party Involved	to Plan	Transactions	Incurred	Asset	Value of Asset	Transaction

Tandy Brands Accessories, Inc.	Plan Sponsor	remittals were not
		timely in
		accordance with
		the Department of
		Labor regulations	$—	$81,044	$81,044	$—
Tandy Brands Accessories, Inc.	Plan Sponsor	remittals were not
		timely in
		accordance with
		the Department of
		Labor regulations		83,884	83,884	—
Tandy Brands Accessories, Inc.	Plan Sponsor	remittals were not
		timely in
		accordance with
		the Department of
		Labor regulations		88,118	88,118	—
Tandy Brands Accessories, Inc.	Plan Sponsor	remittals were not
		timely in
		accordance with
		the Department of
		Labor regulations		69,873	69,873	—
Tandy Brands Accessories, Inc.	Plan Sponsor	remittals were not
		timely in
		accordance with
		the Department of
		Labor regulations		72,668	72,668	—

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEE INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended June 30, 2001

EIN: 75-2349915
Plan: 001

					(h) Current
					Value of
					Asset on
(a) Identity of		(c) Purchase		(g) Cost of	Transaction	(i) Net Gain
Party Involved	(b) Description of Asset	Price	(d) Selling Price	Asset	Date	or (Loss)

Category (iii) — Series of securities transactions in excess of 5% of Plan assets

* TBAC	Tandy Brands Accessories, Inc.	$—	428,551	550,717	428,551	$(122,166)
Van Kampen	Aggressive Growth	$—	330,171	330,171	330,171	$—

There was no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 2001.

*Indicates a party-in-interest to the Plan

Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

/s/ J.S.B. Jenkins J.S.B. Jenkins Administrative Committee Member

Date: March 29, 2002